SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 28, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)     The Press Release issued on May 28, 2004

Amsterdam • 28 May 2004

ING Group sets final stock dividend at 1 new share for 37 dividend coupons

ING Groep N.V. announced today that shareholders who have opted to receive the final 2003 dividend in (depositary receipts for ordinary) shares will receive one new (depositary receipt for an) ordinary share in exchange for 37 dividend coupons.

Based on the weighted average share price on Euronext Amsterdam Stock Market from 24 to 28 May inclusive, which was EUR 18.26, the dividend in (depositary receipts for) ordinary shares will be 0.74% higher than the final dividend in cash of EUR 0.49 per (depositary receipt for an) ordinary share.

The final dividend will be made payable on 4 June 2004.

The payment of the final dividend for 2003 in (depositary receipts for) ordinary shares does not affect the exercise price of ING Group warrants B.

Press enquiries: ING Group, The Netherlands Dorothy Hillenius, +31 20 541 6522, dorothy.hillenius@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries.
With a diverse workforce of over 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: May 28, 2004